July 19, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nautilus Holdco, Inc.
Request for Withdrawal (RW) of Registration Statement on Form S-4 (File No. 333-223255)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Nautilus Holdco, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4, File No. 333-223255 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was filed to register securities to be issued pursuant to an Agreement and Plan of Merger, dated as of January 21, 2018 (the “Merger Agreement”), by and among the Registrant, BioCryst Pharmaceuticals, Inc., Idera Pharmaceuticals, Inc., Island Merger Sub, Inc., a wholly owned subsidiary of the Registrant and Boat Merger Sub, Inc., a wholly owned subsidiary of the Registrant.

The Merger Agreement was terminated on July 10, 2018 and no securities registered pursuant to the Registration Statement have been sold, offered or issued since the date of filing of the Registration Statement. The Registrant is preparing to suspend its reporting obligations pursuant to Rule 12h-3 under the Securities and Exchange Act of 1934, as amended. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible, on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. In accordance with Rule 457(p) promulgated under the Securities Act, the Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please feel free to contact Stephen Arcano (stephen.arcano@skadden.com / telephone: (212) 735-3542) or Ann Beth Stebbins (annbeth.stebbins@skadden.com / telephone: (212) 735-2660) of Skadden, Arps, Slate, Meagher & Flom LLP. In addition, please provide  Mr. Arcano or Ms. Stebbins a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Nautilus Holdco, Inc.

By:	/s/ Jon P. Stonehouse
	Name:	Jon P. Stonehouse
	Title:	Authorized Executive Officer

By:	/s/ Alane Barnes
	Name:	Alane Barnes
	Title:	Authorized Executive Officer

cc:	Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Ann Beth Stebbins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Charles K. Ruck, Esq.
Latham & Watkins LLP

R. Scott, Shean, Esq.
Latham & Watkins LLP

Mark M. Bekheit, Esq.
Latham & Watkins LLP